Exhibit 3.3

Certificate of Amendment

of

Certificate of Incorporation

of

Helios and Matheson Information Technology Inc

Under Section 242 of the Delaware General Corporation Law

Helios and Matheson Information Technology Inc, a corporation organized and existing under the laws of the state of Delaware (the “Corporation”), hereby certifies as follows:

The Certificate of Incorporation of the Corporation is hereby amended as follows:

1.	Article First is hereby amended to read as follows:

FIRST: The Name of the corporation is Helios and Matheson Analytics Inc. (hereinafter referred to as the “Corporation”).

The forgoing amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by the vote of a majority of each class of outstanding stock of the corporation entitled to vote thereon.

IN WITNESS WHEREOF, I have signed this certificate this 3rd day of May 2013.

/s/ Divya Ramachandran
Divya Ramachandran
Chief Executive Officer